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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                           -----------------------

                               SCHEDULE 14D-9/A

      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1)

                             DUPLEX PRODUCTS INC.
                       --------------------------------
                          (NAME OF SUBJECT COMPANY)

                             DUPLEX PRODUCTS INC.
                       --------------------------------
                      (NAME OF PERSON FILING STATEMENT)

                        COMMON STOCK, $1.00 PAR VALUE
                       --------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   26609310
                       --------------------------------
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                            MARK A. ROBINSON, ESQ.
                        GENERAL COUNSEL AND SECRETARY
                             DUPLEX PRODUCTS INC.
                              1947 BETHANY ROAD
                           SYCAMORE, ILLINOIS 60178
                          TELEPHONE: (815) 895-2101
                       --------------------------------
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               WITH A COPY TO:
                           CHARLES F. THOMAS, ESQ.
                             HINSHAW & CULBERTSON
                            220 EAST STATE STREET
                                P.O. BOX 1389
                           ROCKFORD, ILLINOIS 61105
                          TELEPHONE: (815) 963-8488

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This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9, dated April 22, 1996 (the "Schedule 14D-9") filed by Duplex Products Inc., a Delaware corporation (the "Company") relating to the tender offer by The Reynolds and Reynolds Company, an Ohio corporation and parent company of Delaware Acquisition Co., a Delaware corporation (the "Purchaser"), to purchase all outstanding shares of the Company's common stock, $1.00 par value per share (the "Shares") at $12.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer To Purchase dated April 22, 1996 and the related Letter of Transmittal.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

This Amendment No. 1 is filed to include portions of exhibits that were omitted in the original Schedule 14D-9. The portions of the exhibits that are being filed with this Amendment No. 1 are identified below in bold and by asterisk. All other exhibits were previously filed with the original Schedule 14D-9.


Exhibit No.     Description
- -----------     -----------
(a)             Recommendation Letter sent to Company security holders on
                April 22, 1996.

(b)             Not Applicable

(c)(1)          Form of Offer to Purchase, dated April 22, 1996.

(c)(2)          Form of Letter of Transmittal.

(c)(3)          1996 Annual Proxy Statement, dated February 6, 1996.

(c)(4)          Agreement and Plan of Merger, dated as of April 20, 1996.

(c)(5)          Consulting and Non-Competition Agreement, dated as of April 20, 1996, between The
                Reynolds and Reynolds Co. and Andrew A. Campbell.

(c)(6)          Consulting and Non-Competition Agreement, dated as of April 20, 1996, between The
                Reynolds and Reynolds Co. and James R. Ramig.

(c)(7)          Employment and Non-competition Agreement, dated as of April 20, 1996, between The
                Reynolds and Reynolds Co. and Marc A. Loomer.

(c)(8)          Employment and Non-Competition Agreement, dated as of April 20, 1996, between The
                Reynolds and Reynolds Co. and David B. Preston.

(c)(9)          Employment and Non-Competition Agreement, dated as of April 20, 1996, between The
                Reynolds and Reynolds Co. and Mark A. Robinson.

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
Exhibit No.     Description
- -----------     -----------
(c)(10)         Confidentiality Agreement, dated March 3, 1996, by and between the Reynolds and
                Reynolds Co. and the Company, as amended by letter dated March 7, 1996 and letter dated April 16, 1996.

(c)(11)         Severance Agreement dated November 14, 1995, between the Company and Andrew A.
                Campbell; LETTER AGREEMENT DATED MARCH 13, 1996.*

(c)(12)         Severance Agreement dated October 2, 1995, between the Company and James R.
                Ramig; LETTER AGREEMENT DATED MARCH 13, 1996.*

(c)(13)         Agreement dated January 26, 1996, between the Company and Mark A. Robinson;
                LETTER AGREEMENT DATED MARCH 13, 1996.*

(c)(14)         Agreement dated January 26, 1996, between the Company and David Preston;
                LETTER AGREEMENT DATED MARCH 13, 1996.*

(c)(15)         Agreement dated January 26, 1996, between the Company and Marc Loomer;
                LETTER AGREEMENT DATED MARCH 13, 1996.*

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 24, 1996                           DUPLEX PRODUCTS INC.


                                                By: /S/ Andrew A. Campbell
                                                   -----------------------
                                                Name: Andrew A. Campbell
                                                Title: President


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                                EXHIBIT INDEX


EXHIBIT
NO.             DESCRIPTION
- -------         -----------
(a)             Recommendation Letter sent to Company security holders on April 22, 1996.

(b)             Not Applicable

(c)(1)          Form of Offer to Purchase, dated April 22, 1996.

(c)(2)          Form of Letter of Transmittal.

(c)(3)          1996 Annual Proxy Statement, dated February 6, 1996.

(c)(4)          Agreement and Plan of Merger, dated as of April 20, 1996.

(c)(5)          Consulting and Non-Competition Agreement, dated as of April 20, 1996, between The Reynolds and
                Reynolds Co. and Andrew A. Campbell.

(c)(6)          Consulting and Non-Competition Agreement, dated as of April 20, 1996, between The Reynolds and
                Reynolds Co. and James R. Ramig.

(c)(7)          Employment and Non-Competition Agreement, dated as of April 20, 1996, between The Reynolds and Reynolds Co. and Marc A. Loomer.

(c)(8)          Employment and Non-Competition Agreement, dated as of April 20, 1996, between The Reynolds and Reynolds Co. and David B. Preston.

(c)(9)          Employment and Non-Competition Agreement, dated as of April 20, 1996, between The Reynolds and Reynolds Co. and Mark A. Robinson.

(c)(10)         Confidentiality Agreement, dated March 3, 1996, by and between The Reynolds and Reynolds Co.
                and the Company, as amended by letter dated March 7, 1996 and letter dated April 16, 1996.

(c)(11)         Severance Agreement dated November 14, 1995, between the Company and Andrew A. Campbell;
                LETTER AGREEMENT DATED MARCH 13, 1996.*

(c)(12)         Severance Agreement dated October 2, 1995, between the Company and James R. Ramig; LETTER AGREEMENT
                DATED MARCH 13, 1996.*

(c)(13)         Agreement dated January 26, 1996, between the Company and Mark A. Robinson; LETTER AGREEMENT
                DATED MARCH 13, 1996.*

(c)(14)         Agreement dated January 26, 1996, between the Company and David Preston; LETTER AGREEMENT
                DATED MARCH 13, 1996.*

(c)(15)         Agreement dated January 26, 1996, between the Company and Marc Loomer; LETTER AGREEMENT
                DATED MARCH 13, 1996.*

* BOLD, ASTERISK DENOTES MATERIAL FILED WITH THIS AMENDMENT.